UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Abaxis, Inc.

File No. 000-19720 - CF#30588

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Abaxis, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibit 10.22 to Form 10-K filed on June 12, 2009 and refiled with fewer redactions as Exhibit 10.3 to Form 10-Q filed on August 10, 2009.

Based on representations by Abaxis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.22	10-K	June 12, 2009	through December 31, 2023
10.3	10-Q	August 10, 2009	through December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary